FORM TYPE:   40-8F-M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8F
APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES

I.  GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X] MERGER

[ ] LIQUIDATION

[ ] ABANDONMENT OF REGISTRATION

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ] Election of status as a BUSINESS DEVELOPMENT COMPANY
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.  Name of fund:

HT Insight Funds, Inc. d/b/a Harris Insight Funds (with five series, namely Harris Insight Equity Fund, Harris Insight Short/Intermediate Bond Fund, Harris Insight Money Market Fund, Harris Insight Government Money Market Fund and Harris Insight Tax-Exempt Money Market Fund)

3. Securities and Exchange Commission File No.:

811-05366

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X] Initial Application [ ] Amendment

5.  Address of Principal Executive Office (include No. & Street,
City, State, Zip Code):

3200 Horizon Drive
King of Prussia, Pennsylvania 19406

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Cameron S. Avery, Esq.
Bell, Boyd and Lloyd
Three First National Plaza
70 W. Madison Street, #3300
Chicago, Illinois 60602-4207
(312) 807- 4302

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR
270.31a-1, .31a-2]:

HT Insight Funds, Inc.
d/b/a Harris Insight Funds
3200 Horizon Drive
King of Prussia, Pennsylvania 19406
(610) 239-4590

PFPC Trust Company
8800 Tinicum Boulevard
Philadelphia, Pennsylvania 19153
(215) 585-5060

PFPC Inc.
103 Bellevue Parkway
Wilmington, Delaware 19809
(302) 791-1079

Harris Trust and Savings Bank
111 West Monroe Street
Chicago, Illinois 60603
(312) 461-6744

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND
PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE
PERIODS SPECIFIED IN THOSE RULES.

8.  Classification of fund (check only one):

 [X] Management company;

 [ ] Unit investment trust; or

 [ ] Face-amount certificate company.

9.  Subclassification if the fund is a management company
(check only one):

 [X] Open-end [ ] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Adviser:
Harris Trust and Savings Bank
111 W. Monroe Street
Chicago, Illinois 60603

Sub-Adviser:
Harris Investment Management, Inc.
190 S. LaSalle St.
Chicago, Illinois 60690

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Provident Distributors, Inc.
3200 Horizon Drive
King of Prussia, Pennsylvania 19406

Funds Distributor, Inc.
60 State Street, Suite 1300
Boston, MA 02109

13. If the fund is a unit investment trust ("UIT") provide:

 (a) Depositor's name(s) and address(es):

 (b) Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., An insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state:

 Name(s):

 File No.: 811-______

 Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

 [X] Yes [ ] No

If Yes, state the date on which the board vote took place:

July 29, 1999

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place:

November 29, 1999

If No, explain:



II. DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions:

April 28, 2000

(b) Were the distributions made on the basis of net assets?

 [X] Yes [ ] No

(c) Were the distributions made pro rata based on share ownership?

 [X] Yes [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

 Were any distributions to shareholders made in kind?

 [ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17. Closed-end funds only: Has the fund issued senior securities?

 [ ] Yes [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18. Has the fund distributed all of its assets to the fund's shareholders?

[X] Yes [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

 [ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:



III. ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

 [ ] Yes [X] No

 If Yes,

 (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

 (b) Why has the fund retained the remaining assets?

 (c) Will the remaining assets be invested in securities?

 [ ] Yes [ ] No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?



IV. INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR
DEREGISTRATION

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

 (i) Legal expenses:     $15,000


 (ii) Accounting expenses:    NA


 (iii) Other expenses (list and identify separately):

Printing:    $ 41,000

Proxy solicitation:   $ 25,600

State registration of the five series as part of
Harris Insight Funds Trust:    $147,000

 (iv) Total expenses (sum of lines (i)-(iii)
 above):    $228,600

 (b) How were those expenses allocated?

Harris Trust and Savings Bank paid the expenses related to printing, while all other expenses were paid by the five series of HT Insight Funds, Inc. on a pro rata basis according to average net assets.

 (c) Who paid those expenses?

   See response to Item 22(b).

 (d) How did the fund pay for unamortized expenses (if any)? NA

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

 [X] Yes [ ] No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Notice, release no. IC-24270
Order, release no. IC-24313


V. CONCLUSION OF FUND BUSINESS

24. Is the fund a party to any litigation or administrative proceeding?

 [ ] Yes [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:


VI. MERGERS ONLY

26. (a) State the name of the fund surviving the Merger:

Harris Insight Funds Trust

(b) State the Investment Company Act file number of the fund surviving the Merger:

811-07447

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File No. 811-05366, Preliminary Proxy Statement, Schedule 14A
(PRE 14A), filed October 1, 1999.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of HT Insight Funds, Inc., (ii) he is the President of HT Insight Funds, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Philip H. Rinnander
Philip H. Rinnander
President, HT Insight Funds, Inc.


[PAGE BREAK]

May 1, 2000
VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re:   HT Insight Funds, Inc.
      d/b/a Harris Insight Funds
      File Nos. 33-17957; 811-05366

Dear Sir/Madam:
We are filing via EDGAR, on behalf of HT Insight Funds, Inc. (the "Registrant"), an application on Form N-8F to terminate the Registrant's registration with the Commission.
Any questions with respect to this deregistration should be directed to Cameron S. Avery, Esq. at (312) 807-4302.

Very truly yours,
/s/ David C. Lebisky
David C. Lebisky
Assistant Secretary


Enclosure
cc:  Houghton Hallock, Division of Investment Management
     Cameron S. Avery, Esq.
     G. Nicholas Bullat, Esq.
     Peter P. Capaccio
     Thomas J. Ryan